UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.		Name of issuer or person filing (“Filer”):

The Toronto-Dominion Bank

B.		This is [check one]

☐ an original filing for the Filer

☑ an amended filing for the Filer

C.		Identify the filing in conjunction with which this Form is being filed:

Name of registrant: The Toronto-Dominion Bank

	Form type:	(1) F-10

(2) F-10

(3) F-10

(4) F-10

(5) 40-F

File Number (if known):

(1) 333-06154

(2) 333-10650

(3) 333-10686

(4) 333-101862

(5) 001-14446

Filed by: The Toronto-Dominion Bank

Date Filed (if filed concurrently, so indicate):

(1) December 10, 1996

(2) August 3, 1999

(3) August 11, 1999

(4) December 16, 2002

(5) December 15, 2003

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated) Canada and has its principal place of business at (Address in full and telephone number)

Toronto-Dominion Centre

Toronto, Ontario M5K 1A2 (Canada)

(416) 982-8222

E.	The Filer designates and appoints (Name of United States person serving as agent) Brendan O’Halloran (“Agent”) located at (Address in full in the United States and telephone number)

The Toronto-Dominion Bank

31 West 52nd Street

New York, NY 10019-6101

(212) 827-7000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) F-10 on (Date) December 10, 1996, August 3, 1999, August 11, 1999 and December 16, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with:

(a)	the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)	the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)	its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)	the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto Country of Canada this 28th day of October, 2004 .

Filer: THE TORONTO DOMINION BANK

By: /s/ Christopher A. Montague

Name: Christopher A. Montague
Title: Executive Vice President and General Counsel

This statement has been signed by the following person in the capacity indicated on October 28, 2004.

BRENDAN O’HALLORAN
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

/s/ Brendan O’Halloran

Brendan O’Halloran
Senior Vice President

THE TORONTO-DOMINION BANK

CERTIFICATE

I, Christopher A. Montague, Executive Vice President and General Counsel of the The Toronto-Dominion Bank (the “Bank”), do hereby certify (i) that the following resolution of the Bank, which authorizes Brendan O’Halloran, Senior Vice President of the Bank, as agent for service of process in the United States and to designate any other person to serve as such agent for service, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 25th day of August, 2004 and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

     “RESOLVED, that Brendan O’Halloran, or such other person as he may designate, is hereby appointed as agent for service of process of the Bank in the United States under the Securities Act in connection with the Registration Statement and any and all amendments or supplements thereto, with all powers consequent to such appointment.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, this 28th day of October 2004.

/s/ Christopher A. Montague

Christopher A. Montague
Executive Vice President and General Counsel